UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Nuu Collective, LLC

Legal status of issuer

> *Form*
> Limited Liability Company
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> March 30, 2016

Physical address of issuer
181 N. 11th Street , Studio 201, Brooklyn , NY 11211

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$854,935.36	$469,775.33
Cash & Cash Equivalents	$174,918.21	$125,828.78
Accounts Receivable	$16,505.59	$0.00
Short-term Debt	$717,408.21	$537,676.02
Long-term Debt	$1,946,005.28	$1,735,205.28
Revenues/Sales	$2,788,636.30	$2,610,176.53
Cost of Goods Sold	$675,572.42	$654,121.29
Taxes Paid	$0.00	
Net Income	$ -5,372.16	$152,608.30

March 28, 2025

FORM C-AR

Nuu Collective, LLC

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This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Nuu Collective, LLC, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://nuudiisystem.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and

having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is March 28, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Nuu Collective, LLC (the "Company") is a Delaware Limited Liability Company, formed on March 30, 2016.

The Company is located at 181 N. 11th Street , Studio 201, Brooklyn , NY 11211.

The Company's website is https://nuudiisystem.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Nuudii System is a boobwear brand that uses advanced technology & patented design to create grab-and-go lifestyle products.

RISK FACTORS

Risks Related to the Company's Business and Industry

We operate in competitive markets and our future success will be largely dependent on our ability to provide quality products and services at competitive prices. The apparel market is intensely competitive and sensitive to national and regional economic conditions. Demand for the products that we distribute may be adversely affected by consumer spending, which may be adversely impacted by economic conditions such as consumer confidence in future economic and business conditions, interests and tax rates, employment levels, salary and wage levels and weather patterns affecting food production.

Should a natural disaster happen at one or both of our production facilities, it may impede the delivery of our products.

The Company's growth requires capital. There is no certainty that the initial financing will be sufficient to establish projected growth, in which case additional inventory financing will be required. After this initial round of financing, the Company expects that in 12 dash 14 months it will need another 1 billion in additional capital to continue to grow and expand the business in an amplified fashion. As such, it is absolutely certain that the Company will need additional financing. The ability of the Company to secure future capital will depend on many factors, including continued progress and product sales, the costs of manufacturing and production, market requirements, advertising costs and fluctuations in raw material prices. The Company does not know whether additional financing will be available when needed, or whether it can be obtained on terms favorable to the Company or its existing Investors dash particularly in light of current economic conditions, the elderly ability of credit, and other sources of capital. The Company may raise any necessary funds through public or private equity offerings, debt financing, or additional corporate collaboration and licensing arrangements period to the extent the Company raises additional capital for issuing equity securities, the Company's members will experience dilution. If the Company raises funds through debt financing's, they may become subject to restrictive covenants. If adequate funds are not available, the Company may be required to delay, scale back, or eliminate their research and development programs or obtain funds through collaborative partners or others that may require the Company to relinquish rights to certain of the Company's potential product offerings that they would not otherwise relinquished. There can be no assurance that additional financing will be available on acceptable terms or at all, if and when required.

Any defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or cancelled custom orders. If these defects occur, we will incur additional costs and if in large quantity or too frequent, we may sustain loss of business, loss of reputation and may incur liability.

If there were to be any major long term supply chain issues, or raw material shortages this could impede our ability to manufacture our products, thus effecting sales.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the Company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

An Investor in the Company will likely hold a minority position in the Company and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional Investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investors interest in the Company.

The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated Investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's length but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Nuudii System is a boobwear brand that uses advanced technology & patented design to create grab-and-go lifestyle products.

Co-Issuer

Legal Name: Nuudii System III, a series of Wefunder SPV, LLC

Type of Business: Limited Liability Company

Formed:

Address: 4104 24th St

Optional Address: PMB 8113

Country: Delaware

City: San Francisco

State: California

Zipcode: 94114

Phone Number:

Contact:

Website: https://wefunder.com/

Business Plan

Attached

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Annette Azan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder & CEO, 2016- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder and CEO Nuu Collective LLC 2016 - Present Fundraising Investor relations Hiring and management Financial planning Overseeing Design & Development, Operations, Marketing and Social Media, Accounting

Education

Fashion Institute of Technology , buying merchandising and marketing (1982-1985)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Profit Units
Amount outstanding	45,332
Voting Rights	No voting rights.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Common Units
Amount outstanding	1,000,000
Voting Rights	Voting rights.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Options
Amount outstanding	
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	41, 332 Securities Reserved for Issuance Upon Exercise or Conversion

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	Paypal
Amount outstanding	$21,000.00
Interest rate and payment schedule	No interest rate or maturity date.
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	Daily remittance is 30% based on daily sales through PayPal. Flat fee of 12.5% of principal.

Type of debt	Bank loan
Name of creditor	Shopify
Amount outstanding	$100,000.00
Interest rate and payment schedule	No interest rate or maturity date.
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	Flat fee based on 11% and repayment based on revenues.

Type of debt	
Name of creditor	Clearco
Amount outstanding	$53,000.00
Interest rate and payment schedule	No interest rate.
Amortization schedule	
Describe any collateral or security	
Maturity date	July 30, 2024
Other material terms	

Type of debt	
Name of creditor	Hans Kaeser
Amount outstanding	$61,800.00
Interest rate and payment schedule	15.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	August 31, 2024
Other material terms	

Type of debt	Convertible Notes
Name of creditor	
Amount outstanding	$120,000.00
Interest rate and payment schedule	2.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	Discount rate 20.0% Valuation cap: $3,500,000.00 Various note dates in 2016 and early 2017; all notes have a maturity date of 12/31/2025.

Type of debt	Convertible Notes
Name of creditor	
Amount outstanding	$1,136,360.00
Interest rate and payment schedule	4.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	December 31, 2025
Other material terms	Maturity date: 12/31/2025 Valuation cap: $6,500,00.00 Various notes dated in 2016 and early 2017; all notes have a maturity date of 12/31/2025.

Type of debt	Convertible Notes
Name of creditor	
Amount outstanding	$30,000.00
Interest rate and payment schedule	4.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	November 30, 2025
Other material terms	Discount rate: 20% Valuation cap: $8,000,000.00 The round opened December 1, 2021.

Type of debt	Convertible Notes
Name of creditor	
Amount outstanding	$31,000.00
Interest rate and payment schedule	4.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	January 6, 2028
Other material terms	Discount rate: 20% Valuation cap:

	$8,000,000.00

The total amount of outstanding debt of the company is $1,553,160.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes		$1,136,360.00	General operations	November 1, 2021	Section 4(a)(2)
Convertible Notes		$30,000.00	General operations	November 1, 2021	Section 4(a)(2)
Convertible Notes		$330,940.00	General operations	July 1, 2022	Regulation CF
Convertible Notes		$31,000.00	General operations	January 1, 2024	Section 4(a)(2)

Ownership

LLC - filing as a partnership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Annette Azan	63.0%
Elizabeth R. Zuber-Sherr	34.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Revenues & Gross Margin. For the odiper ended December 31, 2023, the Company had revenues fo $2,610,176 compared to the year ended December 31, 2022, when the Company had revenues of $1,295,7. Our gross margin was 54.%in fiscal year 2023, compared to 49.77% in 2022. Assets. As of December 31, 2023, the Company had total assets of $469,775, including $125,829 in cash. As of December 31, 2022, the Company had $378,464 in total assets, including $176,304 in cash. Net Income. The Company has had net income of $152,607 and net losses of $684,207 for the fiscal years ended December 31, 2023 and December, 13 2022, respectively. Liabilities. The Company's liabilities totaled $2,272,882 for the fiscal year ended December 31, 2023 and $2,334,178 for the fiscal year ended December 31, 2022.

Our projected revenue in 3 months is $1.14M and the projected revenue in 6 months is $2.6M. Our projected expenses in 3 months is $580,000 and $1,230,000 in 6 months. The $618,000 we raise through Wefunder will provide us with the funding needed for inventory, so we won't have to take out more loans with high fees. Our next financial goal for 2024 is to be cash-positive by year's end. For additional sources of capital aside from Wefunder, we are embarking on our strongest sales quarter of the year, so the increase in revenues will help us tremendously. We will continue to stay scrappy. We do have an access to more loans- but are going to try hard to not tap into them. Also we are negotiating better terms with our factory, which will also help with cash flow.

Liquidity and Capital Resources

On November 1, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised $1,136,360.00.

On November 1, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised $30,000.00.

On July 1, 2022 the Company conducted an offering pursuant to Regulation CF and raised $330,940.00.

On January 1, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $31,000.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
We have credit from Clearco - Shopify and Wayflyer and use it for inventory as needed

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Founder and CE)
Relationship to the Company	Self
Total amount of money involved	$2,381.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Loan

Related Person/Entity	Hans Kaeser
Relationship to the Company	Investor and husband of CEO
Total amount of money involved	$120,000
Benefits or compensation received by related person	15% interest on the loan
Benefits or compensation received by Company	money spent for inventory
Description of the transaction	Loan

Company Current Interest in Property

Related Person/Entity	Annette Azan
Relationship to the Company	Founder CEO Shareholder
Total amount of money involved	zero
Benefits or compensation received by related person	currently none
Benefits or compensation received by Company	the use of the trademark
Description of the transaction	Trademark License agreement

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Annette Azan
_____
(Signature)

Annette Azan
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Nuu Collective, LLC

Balance Sheet

As of December 31, 2024

	TOTAL			
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)	CHANGE	% CHANGE
ASSETS				
Current Assets				
Bank Accounts				
1001 Everyday Checking (6323)	1,044.68	4,620.58	-3,575.90	-77.39 %
1002 Investors (2288)	128,904.77	84,920.44	43,984.33	51.79 %
1004 Web Sales (0517)	27,351.62	-133.01	27,484.63	20,663.58 %
1006 Wise Account (deleted)	0.00	1,945.88	-1,945.88	-100.00 %
1010 PayPal Bank	3,892.14	2,397.90	1,494.24	62.31 %
1015 Shopify Clearing	13,725.00	32,150.64	-18,425.64	-57.31 %
1999 Bill.com Money Out Clearing	0.00	-73.65	73.65	100.00 %
Total Bank Accounts	**$174,918.21**	**$125,828.78**	**$49,089.43**	**39.01 %**
Accounts Receivable				
1101 Accounts Receivable (A/R) - CAD	16,505.59		16,505.59	
Total Accounts Receivable	**$16,505.59**	**$0.00**	**$16,505.59**	**0.00%**
Other Current Assets				
1205 Inventory	560,339.55	273,138.06	287,201.49	105.15 %
1210 Inventory In-transit	26,060.75		26,060.75	
1500 Loan Origination fee	92,176.30	71,334.90	20,841.40	29.22 %
1501 Loan Amortization Costs	-74,935.40	-52,989.00	-21,946.40	-41.42 %
Total Other Current Assets	**$603,641.20**	**$291,483.96**	**$312,157.24**	**107.09 %**
Total Current Assets	**$795,065.00**	**$417,312.74**	**$377,752.26**	**90.52 %**
Fixed Assets				
Intangible Assets				
1800 Patent	49,909.18	44,202.18	5,707.00	12.91 %
1810 Website	5,139.60	5,139.60	0.00	0.00 %
1890 Accumulated Amortization	-6,610.09	-3,617.19	-2,992.90	-82.74 %
Total Intangible Assets	**48,438.69**	**45,724.59**	**2,714.10**	**5.94 %**
Tangible Fixed Assets				
1605 Product Molds	1,230.00	1,230.00	0.00	0.00 %
1690 Accumulated Depreciation	-738.00	-492.00	-246.00	-50.00 %
Total Tangible Fixed Assets	**492.00**	**738.00**	**-246.00**	**-33.33 %**
Total Fixed Assets	**$48,930.69**	**$46,462.59**	**$2,468.10**	**5.31 %**
Other Assets				
1900 Security Deposit	6,000.00	6,000.00	0.00	0.00 %
Total Other Assets	**$6,000.00**	**$6,000.00**	**$0.00**	**0.00 %**
TOTAL ASSETS	**$849,995.69**	**$469,775.33**	**$380,220.36**	**80.94 %**

Nuu Collective, LLC

Balance Sheet

As of December 31, 2024

	TOTAL			
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)	CHANGE	% CHANGE
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable				
2000 Accounts Payable (A/P)	273,631.88	208,636.25	64,995.63	31.15 %
2001 Accounts Payable (A/P) - CAD	566.51	1,837.75	-1,271.24	-69.17 %
Total Accounts Payable	**$274,198.39**	**$210,474.00**	**$63,724.39**	**30.28 %**
Credit Cards				
2025 Clearco	171,746.34	75,620.81	96,125.53	127.12 %
2201 Chase Sapphire x5358	4,642.56	31,815.44	-27,172.88	-85.41 %
2205 J.P. Morgan Chase Credit Cards	-18,829.34	-323.90	-18,505.44	-5,713.32 %
2206 J.P Morgan x0730	244,811.01	152,678.09	92,132.92	60.34 %
2207 J.P. Morgan Chase x5752	-240,597.94	-154,528.78	-86,069.16	-55.70 %
2208 J.P. Morgan x1043	9,986.04	8,937.38	1,048.66	11.73 %
2209 J.P. Morgan x2615	9,199.07	9,199.07	0.00	0.00 %
2210 J.P. Morgan x6903	5,101.26	5,079.09	22.17	0.44 %
Total 2205 J.P. Morgan Chase Credit Cards	**9,670.10**	**21,040.95**	**-11,370.85**	**-54.04 %**
2215 Parker Credit Card	13,840.73		13,840.73	
Total Credit Cards	**$199,899.73**	**$128,477.20**	**$71,422.53**	**55.59 %**
Other Current Liabilities				
2030 Sales Tax Liability	664.99	312.69	352.30	112.67 %
2050 Accrued Expenses	0.00	1,612.00	-1,612.00	-100.00 %
2060 Shopify Capital	0.00	13,485.56	-13,485.56	-100.00 %
2061 Shopify Capital 2	0.00	125,000.00	-125,000.00	-100.00 %
2070 Paypal Capital Loan	0.00	41,012.76	-41,012.76	-100.00 %
2071 Wayflyer	92,644.41		92,644.41	
2080 Loan Payable	112,875.00	13,364.00	99,511.00	744.62 %
2087 Gift Card Liability	50,000.69	1,556.46	48,444.23	3,112.46 %
2095 Due to Partner	0.00	2,381.35	-2,381.35	-100.00 %
Total Other Current Liabilities	**$256,185.09**	**$198,724.82**	**$57,460.27**	**28.91 %**
Total Current Liabilities	**$730,283.21**	**$537,676.02**	**$192,607.19**	**35.82 %**
Long-Term Liabilities				
2100 Convertible Notes	1,822,100.00	1,611,300.00	210,800.00	13.08 %
2110 Accrued Interest	328,667.40	123,905.28	204,762.12	165.26 %
Total Long-Term Liabilities	**$2,150,767.40**	**$1,735,205.28**	**$415,562.12**	**23.95 %**
Total Liabilities	**$2,881,050.61**	**$2,272,881.30**	**$608,169.31**	**26.76 %**

Nuu Collective, LLC

Balance Sheet

As of December 31, 2024

	TOTAL			
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)	CHANGE	% CHANGE
Equity				
3300 Retained Earnings	-1,803,105.97	-1,955,714.27	152,608.30	7.80 %
Net Income	-227,948.95	152,608.30	-380,557.25	-249.37 %
Total Equity	**$ -2,031,054.92**	**$ -1,803,105.97**	**$ -227,948.95**	**-12.64 %**
TOTAL LIABILITIES AND EQUITY	**$849,995.69**	**$469,775.33**	**$380,220.36**	**80.94 %**